File Number 082-02819

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

04031000

15 June 2004

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

JUN 24 2004

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully,

Gemma Knowles
Company Secretarial Assistant

SUPPL

Encl.

PROCESSED
JUN 29 2004
THOMSON FINANCIAL

dlw 6/29

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Transfer of shares by the Trustee of the Severn Trent Plc Employee Share Ownership Trust

The Company has been advised by the Trustee of the Severn Trent Plc Employee Share Ownership Trust that, on 15 June 2004, 367,513 Ordinary Shares of 65 $^{5}/_{19}$ p each in the Company were transferred for nil consideration to participants in the Long Term Incentive Plan (including executive directors of the Company as indicated below) pursuant to awards made under that plan in 2001.

The executive directors of the Company are potential beneficiaries under the Trust and therefore (except as disclosed below) their interest in such shares ceased on such transfer.

Name of director	Number of shares
Mr J K Banyard	9,115
Mr M J Bettington	11,864
Mr B Duckworth	12,154
Mr A S Perelman	18,542
Mr R M Walker	48,435

www.severntrent.com